Free Writing Prospectus to Preliminary Pricing Supplement No. 8,935

Registration Statement Nos. 333-275587; 333-275587-01

Dated June 11, 2025; Filed pursuant to Rule 433

Morgan Stanley

5-Year SX5E Auto-Callable Trigger PLUS

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying amended preliminary pricing supplement referenced below, product supplement, index supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Summary Terms
Issuing entity:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlying index:	EURO STOXX 50® Index (“SX5E”)
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	June 30, 2025
Original issue date:	July 3, 2025 (3 business days after the pricing date)
Maturity date:	July 3, 2030
Early redemption:

If, on the first determination date, the index closing value of the underlying index is greater than or equal to the initial index value, the securities will be automatically redeemed for the early redemption payment on the early redemption date.

The securities will not be redeemed early on the early redemption date if the index closing value of the underlying index is below the initial index value on the first determination date.

Early redemption payment:

The early redemption payment will be an amount in cash per stated principal amount, as set forth under “Determination Dates, Early Redemption Date and Early Redemption Payment.”

No further payments will be made on the securities once they have been redeemed.

Determination dates:	See “Determination Dates, Early Redemption Date and Early Redemption Payment.” The determination dates are subject to postponement for non-index business days and certain market disruption events.
Early redemption date:

See “Determination Dates, Early Redemption Date and Early Redemption Payment.” If such day is not a business day, the early redemption payment, if payable, will be paid on the next business day, and no adjustment will be made to the early redemption payment.

Payment at maturity[1]:

If the securities have not previously been redeemed, you will receive at maturity a cash payment per security as follows:

●If the final index value is greater than the initial index value:

$1,000 + ($1,000 × index percent change × 150%)

●If the final index value is less than or equal to the initial index value but is greater than or equal to the downside threshold level:

$1,000

●If the final index value is less than the downside threshold level:

$1,000 × index performance factor

Under these circumstances, you will lose more than 25%, and possibly all, of your investment.

Initial index value:	The index closing value on the pricing date
Final index value:	The index closing value on the final determination date
Index percent change:	(Final index value – initial index value) / initial index value
Index performance factor:	Final index value divided by the initial index value
Determination Dates, Early Redemption Date and Early Redemption Payment:	Determination dates:	Early Redemption Date:	Early Redemption Payment (per $1,000 Security):
	1st determination date: 7/8/2026 Final determination date: 6/28/2030	7/13/2026	$1,164

Downside threshold level:	75% of the initial index value
CUSIP/ISIN:	61778K3Q8 / US61778K3Q87
Amended preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/895421/000183988225033068/ms8935_424b2-17873.htm

1All payments are subject to our credit risk

Hypothetical Examples

Early Redemption[1]
Date	Change in Underlying Index	Payment (per security)
1st Determination Date	+20%	$1,164
The securities are automatically redeemed on the early redemption date. Investors will receive a payment of $1,164 per security on the related early redemption date.

Hypothetical Payout at Maturity[1]

Assuming that the underlying index closes below its initial index value on the first determination date, and, consequently, the securities are not automatically redeemed prior to, and remain outstanding until, maturity:

Change in Underlying Index	Payment (per security)
+30%	$1,450
+20%	$1,300
+10%	$1,150
0%	$1,000
-10%	$1,000
-20%	$1,000
-25%	$1,000
-26%	$740
-30%	$700
-40%	$600
-50%	$500
-60%	$400
-70%	$300
-80%	$200
-90%	$100
-100%	$0

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Index

For more information about the underlying index, including historical performance information, see the accompanying amended preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying amended preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Securities

●The securities do not pay interest or guarantee the return of any principal.

●If the securities are redeemed prior to maturity, the appreciation potential of the securities is limited by the fixed early redemption payment specified for the first determination date.

●The market price will be influenced by many unpredictable factors.

●The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●Not equivalent to investing in the underlying index.

●Reinvestment risk.

●The securities will not be listed on any securities exchange and secondary trading may be limited, and accordingly, you should be willing to hold your securities for the entire 5-year term of the securities.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

●The estimated value of the securities is approximately $946.80 per security, or within $55.00 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers, and is not a maximum or minimum secondary market price.

●Hedging and trading activity by our affiliates could potentially affect the value of the securities.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

●The U.S. federal income tax consequences of an investment in the securities are uncertain.

Risks Relating to the Underlying Index

●There are risks associated with investments in securities linked to the value of foreign equity securities.

●Governmental regulatory actions, such as sanctions, could adversely affect your investment in the securities.

●Adjustments to the underlying index could adversely affect the value of the securities.

Tax Considerations

You should review carefully the discussion in the accompanying amended preliminary pricing supplement under the caption “Additional Information About the Securities–Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.